SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35665; 812-15787

Private Debt & Income Fund and Brighton Jones LLC

July 2, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and for an order pursuant to
section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
investment companies to issue multiple classes of shares of beneficial interest with varying sales
loads and to impose asset-based distribution and/or service fees.

Applicants: Private Debt & Income Fund Brighton Jones LLC

Filing Date: The application was filed on May 8, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application
by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with
a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or
personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing
requests should be received by the Commission by 5:30 p.m. on July 28, 2025, and should be
accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a
certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature
of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Terrence Davis, Esq. and Tanya Boyle, Esq., DLA Piper LLP, 1201 West Peachtree Street, Suite 2900, Atlanta, GA 30309, with a copy to Christina Owens, Brighton Jones LLC, 2030 1st Avenue, 3rd Floor Seattle, Washington 98121

FOR FURTHER INFORMATION CONTACT: Rachel Loko, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated May 8, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.